Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC
Mail Processing
Section

MAY 22 2009

Washington, DC
122

09046507

20 May 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	128,392
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	14,568 @ $32.26 105,156 @ $32.75 8,668 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,684,018	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,071,129 1,428,600	Options over Ordinary Shares at various exercise prices Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,428,600 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,123
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,700 @ $32.26 6,435 @ $32.75 500 @ $33.11 16,488 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,709,141	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	52,927,657	Options over Ordinary Shares at various exercise prices
		1,412,112	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,412,112 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	2 March 2009 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited fully paid ordinary ("MQG") shares, 13 November 2007 re: Macquarie Balanced Growth Fund ("MBGF") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Karii Pty Limited is a company in which David Clarke has a relevant interest; and • Bond Street Custodians Limited as custodian of Divco 1 P/L, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	8 May 2009 and 11 May 2009
No. of securities held prior to change	• 381,213 MQG shares held by David Clarke; • 323,150 MQG shares held by Karii Pty Limited; and • 391,617.10 MBGF units held by Bond Street Custodians Limited.
Class	• MQG shares; and • MBGF units.
Number acquired	Nil
Number disposed	• 153,296 MQG shares; and • 391,617.10 MBGF units.

cag_cosec_syd_prd/143932_1

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $35.50 per MQG share sold on 8 May 2009; and • $0.7695 per MBGF unit redeemed on 11 May 2009.
No. of securities held after change	• 227,917 MQG shares held by David Clarke; and • 323,150 MQG shares held by Karii Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Shares disposed of via on-market trade on maturity of Zero Cost Collar and repayment of associated loan; and • Full redemption of MBGF units.

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions has been amended from 8 May 2009 to 5 August 2009: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 5 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 5 August 2009, in respect of those shares. The following Zero Cost Collar transaction reached maturity and the underlying shares were sold on-market: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 153,296 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 8 May 2009, in respect of those shares. The following existing Zero Cost Collar transactions remained unchanged: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a

+ See chapter 19 for defined terms.

Date of change	8 May 2009
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	• $271,990.82 paid by David Clarke to extend the maturity date of two ZCCs; • $255,991.36 paid by Karii Pty Limited to extend the maturity date of one ZCC; and • $185,825.41 received by David Clarke on maturity of one ZCC.
Interest after change	N/a

Dated: 15 May 2009

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

18 May 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 15 May 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 15 May 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

18 May 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 March 2009, the following fully paid ordinary shares were issued at a price of $77.40 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 7,328 shares on 9 April 2009; and
- 14,656 shares on 21 April 2009.

Therefore, as at 30 April 2009 the number of issued fully paid ordinary $1.00 shares was 283,459,984.

Since the last notification to the ASX on 16 April 2009 of the positions as at 31 March 2009, the following issue of new options has been processed between 1 April 2009 and 30 April 2009:

- 134,000 options exercisable at $29.41 each and expiring 8 April 2014 (MQG0428); and
- 66,000 options exercisable at $30.89 each and expiring on 22 April 2014 (MQG0429).

Since the last notification to the ASX on 16 April 2009 of the positions as at 31 March 2009, the following lapses of unexercised options have been processed between 1 April 2009 and 30 April 2009:

- 1,668 options exercisable at $36.71 each and expiring on 8 April 2009 (MQG0260);

- 8,168 options exercisable at $35.54 each and expiring on 22 April 2009 (MQG0261);
- 1,700 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 8,334 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 4,600 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279);
- 124 options exercisable at $45.14 each and expiring on 22 April 2010 (MQG0295);
- 241 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 22,348 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 401 options exercisable at $63.33 each and expiring on 22 August 2010 (MQG0308);
- 309 options exercisable at $70.56 each and expiring on 10 October 2010 (MQG0317);
- 823 options exercisable at $70.60 each and expiring on 22 November 2010 (MQG0320);
- 1,333 options exercisable at $61.91 each and expiring on 23 March 2011 (MQG0329);
- 40 options exercisable at $68.83 each and expiring on 24 April 2011 (MQG0331);
- 534 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- 65,984 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 1,333 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 2,666 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 2,667 options exercisable at $72.17 each and expiring on 23 October 2011 (MQG0352);
- 667 options exercisable at $73.31 each and expiring on 8 November 2011(MQG0353);
- 656 options exercisable at $75.57 each and expiring on 22 December 2011 (MQG0357);
- 2,667 options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- 898 options exercisable at $82.57 each and expiring on 8 February 2012

(MQG0360);

- 2,538 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 3,301 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 8,941 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 77 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 54,773 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 23 options exercisable at $71.41 and expiring on 22 August 2012 (MQG0380);
- 4,000 options exercisable at $82.37 and expiring on 22 October 2012 (MQG0388);
- 11,000 options exercisable at $74.30 and expiring on 24 December 2012 (MQG0391);
- 3,267 options exercisable at $63.34 and expiring on 8 February 2013 (MQG0394);
- 2,155 options exercisable at $54.69 and expiring on 22 February 2013 (MQG0395);
- 1,481 options exercisable at $47.79 and expiring on 10 March 2013 (MQG0396);
- 462 options exercisable at $51.34 each and expiring on 25 March 2013 (MQG0397);
- 1,103 options exercisable at $56.79 and expiring on 8 April 2013 (MQG0398);
- 331 options exercisable at $52.89 and expiring on 10 June 2013 (MQG0402);
- 19,853 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 87,860 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 880 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409);
- 421 options exercisable at $53.91 each and expiring on 8 September 2013 (MQG0410);
- 4,986 options exercisable at $53.91 each and expiring on 22 September 2013 (MQG0412);
- 1,857 options exercisable at $53.91 each and expiring on 8 October 2013 (MQG0414);

- 1,356 options exercisable at $36.20 each and expiring on 8 October 2013 (MQG0415); and
- 321 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416).

The number of options on issue at 30 April 2009 was 52,772,441 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	474,797	$33.11	22/07/2009
MQG0268	1,185,260	$32.75	09/08/2009
MQG0269	908,122	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	325,994	$34.60	08/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	08/10/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,988	$40.81	08/11/2009
MQG0276	48,868	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	84,302	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	55,975	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	43,211	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	26,666	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	37,979	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	7,161,821	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	55,431	$63.33	22/08/2010
MQG0309	40,366	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0312	1,668	$35.28	22/09/2009
MQG0313	26,944	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	60,970	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	47,864	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	52,125	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,916	$67.85	09/01/2011
MQG0324	25,151	$70.47	23/01/2011
MQG0325	80,229	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	58,334	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	74,901	$70.21	08/05/2011
MQG0334	17,409	$66.83	22/05/2011
MQG0335	21,587	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	16,655	$68.03	10/07/2011
MQG0338	24,665	$62.75	22/07/2011
MQG0339	9,035,858	$61.79	01/08/2011
MQG0340	29,063	$61.79	08/08/2011
MQG0341	72,502	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	67,779	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	170,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	4,455	$61.79	09/10/2011
MQG0349	84,292	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	33,153	$72.17	23/10/2011
MQG0353	60,786	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	20,333	$71.92	08/12/2011
MQG0357	52,330	$75.57	22/12/2011
MQG0358	36,997	$78.24	08/01/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0359	61,000	$79.33	22/01/2012
MQG0360	41,638	$82.57	08/02/2012
MQG0361	11,022	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	35,641	$85.30	10/04/2012
MQG0367	214,976	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	86,059	$89.76	08/05/2012
MQG0372	89,318	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	87,140	$87.18	09/07/2012
MQG0377	54,737	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,482,089	$71.41	15/08/2012
MQG0380	52,342	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	89,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	118,498	$76.69	24/09/2012
MQG0386	2,000	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	69,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	356,337	$79.38	10/12/2012
MQG0391	55,608	$74.30	24/12/2012
MQG0392	58,556	$72.27	08/01/2013
MQG0393	145,000	$64.40	22/01/2013
MQG0394	170,960	$63.74	08/02/2013
MQG0395	44,316	$54.69	22/02/2013
MQG0396	75,845	$47.79	10/03/2013
MQG0397	68,538	$51.34	25/03/2013
MQG0398	145,897	$56.79	08/04/2013
MQG0399	50,521	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	80,669	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0404	53,000	$47.29	08/07/2013
MQG0405	63,435	$47.29	22/07/2013
MQG0406	56,000	$51.01	08/08/2013
MQG0407	16,450,903	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	124,409	$48.61	22/08/2013
MQG0410	43,454	$53.91	08/09/2013
MQG0411	161,000	$45.35	08/09/2013
MQG0412	118,771	$53.91	22/09/2013
MQG0413	157,000	$33.49	22/09/2013
MQG0414	95,343	$53.91	08/10/2013
MQG0415	116,644	$36.20	08/10/2013
MQG0416	163,529	$53.91	22/10/2013
MQG0417	83,300	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	53,000	$25.39	24/11/2013
MQG0420	63,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	35,000	$17.10	09/03/2014
MQG0427	16,000	$23.17	23/03/2014
MQG0428	134,000	$29.41	08/04/2014
MQG0429	66,000	$30.89	22/04/2014
	52,772,441		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,908
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	11,908 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,721,049	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	52,914,376	Options over Ordinary Shares at various exercise prices
		1,400,204	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,400,204 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

19 May 2009

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

MACQUARIE

Dear Sir/Madam

Issue Price for Shares to be issued under the Dividend Reinvestment Plan ("DRP") in July 2009

Please be advised that the issue price for the new shares to be allotted pursuant to the operation of the Macquarie Group Limited DRP in respect of the ordinary final dividend to be paid on 3 July 2009, including the 2.5% discount to the "Market Value", as defined in the DRP Rules, will be $34.33 per share.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

20 May 2009

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Group DRP Issue Price Announcement – Correction to Issue Price of shares to be allotted under the July 2009 DRP

Please note that the issue price noted in an announcement made to ASX on 19 May 2009 is incorrect.

The issue price for the new shares to be allotted pursuant to the operation of the Macquarie Group Limited Dividend Reinvestment Plan (DRP) in respect of the ordinary final dividend to be paid on 3 July 2009, including the 2.5% discount to the "Market Value", as defined in the DRP Rules, will be announced on or around 22 May 2009.

Yours faithfully,

Dennis Leong
Company Secretary